Mail Stop 0407

      May 4, 2005

Daniel S. Goldberg
President
New Skies Satellites Holdings Ltd.
c/o CT Corporation System
111 Eighth Avenue
New York, NY  10011

	RE:  	New Skies Satellites Holdings Ltd.
      Registration Statement on Form S-1/A
      Filed on May 3, 2005
      File No. 333-122322

Dear Mr. Goldberg:

      We have reviewed the amendment to your Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Risk Factors, page 17

	The loss of customers, particularly our large customers, may reduce..., page 28
1. We note your revisions in management`s discussion and analysis on page 74, and elsewhere, of the amount of your contracted backlog that relates to non-cancelable obligations, from 93% to 8%. Please revise this risk factor to address that a significantly larger percentage of your contracted backlog relates to cancelable obligations. Please also tell us in your response letter how this revised percentage affects your disclosure in the assumptions and considerations section beginning on page 47, particularly since you state in the first bulleted point on that page that a "substantial" portion of your contracted backlog relates to non-cancelable agreements and that this was one consideration you had in determining your dividend policy. March 31, 2005 Consolidated Balance Sheet, page F-3
2. We note on page F-26 that the $30 million placed in escrow will be included as part of the satellite performance incentives to be paid over the contractual design life. In light of this disclosure and management`s projection that NSS-8 will be available to enter commercial service in mid-2006, we do not understand your basis in GAAP for reporting the restricted cash as a current asset in the balance sheet. Please reclassify the $30 million, or advise us in your response letter. Refer to the guidance in paragraph 6 of ARB 43, Chapter 3A.

Note 14.  Subsequent Events, page F-26
3. We note that you continue to refer to an independent valuation for your calculation of non-cash stock based compensation expense.
While
you are not required to make reference to this independent valuation, when you do, you should include the consent of the expert in your Form S-1. Please revise to comply.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369, or Robert Littlepage, Accountant Branch Chief, at (202)
551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl
Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-
3810,
with any other questions.

					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Rise Norman, Esq.
	Simpson, Thatcher & Bartlett LLP


??

??

??

??

Mr. Goldberg
New Skies Satellites Holdings Ltd.
May 4, 2005
Page 3